SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			Form 6-K/A


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of October 28, 2004
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
-------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.





                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  October 28, 2004			By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer






    Durango, Mexico, October 28, 2004 - Corporacion Durango, S.A. de
C.V., (BMV: CODUSA) ("Durango" or the "Company"), the largest integrated paper producer in Mexico, today announced its unaudited consolidated results for the third quarter of 2004. All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Mexican pesos as of the end of each period and converted into U.S. dollars using the exchange rate at the end of each period. All comparative figures for the third quarter and accumulated 2004 and 2003 were prepared on a pro-forma basis after excluding the results of the Pronal, Ponderosa and Molded Pulp operations.


HIGHLIGHTS

Shipment growth of 10% in 3Q04 vs. 3Q03
Growth of average prices of 8% in 3Q04 vs. 3Q03
Net sales growth of 19% in 3Q04 vs. 3Q03
Unit production costs grown by 7% in 3Q04 vs. 3Q03
EBITDA  32% greater in 3Q04 vs. 3Q03
All factors aligned to conclude Financial Restructuring by the end of the year


PERFORMANCE


Item					3Q04	3Q03	VAR
 Total Shipments ('000 Short Tons)	335.5	304.7	10 %
 Pricing (US$/Short Ton)		545	503	8 %
 Net Sales (US$Million)  		182.9	153.2	19 %
 Unit Cost (US$/Short Ton)		463	432	7 %
 EBITDA (US$Million)  			21.4	16.2	32 %
 EBITDA Margin				12%	11%	1 %


HIGHLIGHTS FOR THE THIRD QUARTER 2004


Shipments  (000 Short tons)	3Q04	3Q03
   Paper 			167.1	141.1
   Packaging 			168.4	163.6
     Total 			335.5	304.7


Net Sales (US$ Million)		3Q04	3Q03
  Paper				88.7	63.8
  Packaging			94.2	89.3
     Total	1		82.9	153.2


Unit Cost  (US$/ Short Ton)	3Q04	3Q03
     Total			463	432


Prices   (US$/Short Ton)	3Q04	3Q03
   Paper			531	452
   Packaging			559	546
     Total			545	503


EBITDA     (US$ Million)	3Q04	Margin	3Q03	Margin
Paper				12.2	14%	3.7	6%
Packaging			9.2	10%	12.6	14%
     Total			21.4	12%	16.2	11%



ACCUMULATED RESULTS FOR 2004


Item					Ac04	Ac03	VAR
 Total Shipments ('000 Short Tons)	975.6	898.3	9 %
 Pricing (US$/Short Ton)		508	506	 -
 Net Sales (US$Million)  		495.7	454.2	9 %
 Unit Cost (US$/Short Ton)		440	434	1 %
 EBITDA (US$Million)  			52.9	49.8	6 %
 EBITDA Margin				11%	11%	-



Special Note Regarding Forward-Looking Statements

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Corporacion Durango and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of Corporacion Durango and its subsidiaries to continue as going concerns; the success of Corporacion Durango to negotiate a restructuring with its creditors; their ability to obtain and maintain normal terms with vendors and service providers; their ability to maintain contracts that are critical to their operations; their ability to fund and execute their business plan; their ability to attract, motivate and/or retain key executives and associates; their ability to attract and retain customers; general economic, market, or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries; the availability of raw materials used by the Company and its subsidiaries; competitive actions by other companies; changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.

<cap
CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND SEPTEMBER 30, 2004 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2004
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31,September 30September 30,
                                                         2003        2004        2004
     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    672,451$    718,398      63,082
  Accounts receivable, net .........................   1,766,269   1,649,015     144,798
  Taxes recoverable and other assets ...............      96,343           0           0
  Inventories, net .................................   1,118,426   1,131,262      99,335
  Prepaid expenses .................................      23,615      31,772       2,790
  Current assets of discontinued operations ........     115,853     146,554      12,869
            Total current assets ...................   3,792,957   3,677,001     322,872
RESTRICTED CASH ....................................     162,812         342          30
PROPERTY, PLANT AND EQUIPMENT, net .................  11,441,203  11,032,041     968,709
OTHER ASSETS, net ..................................     558,074     235,371      20,668
Noncurrent assets of discontinued operations .......     575,812     271,602      23,849
            Total  assets ..........................$ 16,530,858$ 15,216,357   1,336,128

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .   8,948,550   7,492,296     657,888
  Interest payable .................................   1,434,870   2,135,092     187,480
  Trade accounts payable ...........................     937,266     756,735      66,448
  Notes payable ....................................      53,950      48,753       4,281
  Accrued liabilities ..............................     465,688     592,927      52,064
  Employee profit-sharing ..........................       2,050       8,646         759
  Current liabilities of discontinued operations ...      96,840      82,986       7,287
            Total  current liabilities .............  11,939,214  11,117,435     976,207
LONG-TERM DEBT .....................................     414,195     924,924      81,216
LONG-TERM NOTES PAYABLE ............................     105,070     105,645       9,277
DEFERRED TAXES......................................   2,001,005   1,695,396     148,870
LIABILITY FOR EMPLOYEE BENEFITS.....................     206,159     207,285      18,201
Long-term liabilities of discontinued operations ...     204,612      91,120       8,001
            Total long term liabilities ............   2,931,041   3,024,370     265,566
            Total  liabilities .....................  14,870,255  14,141,805   1,241,773
STOCKHOLDERS' EQUITY:
  Majority interest ................................   1,590,543   1,009,582      88,650
  Minority interest ................................      70,060      64,970       5,705
            Total stockholders' equity .............   1,660,603   1,074,552      94,355
            Total liabilities and stockholders' equi$ 16,530,858$ 15,216,357   1,336,128

               Exchange rate: $ 11.3884


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2004
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. Sept  Acum. Sept
                                                                     2003        2004      US$ 2004
OPERATING ACTIVITIES:
Net income (loss) ..............................................$ -3,467,435$   -978,831     -85,950
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................     400,889     313,245      27,506
       Amortization of debt issuance cost and other
           financing costs .....................................      95,679     323,208      28,380
       Loss on sale of property, plant and equipment ...........     206,393       6,345         557
       Impairment of long-lived assets .........................     522,477     521,392      45,783
       Deferred income taxes ...................................      -2,746    -322,686     -28,335
       Other....................................................     957,837     221,014      19,407
       Total items which do not require cash....................   2,180,529   1,062,518      93,298
  Net resources generated from income ..........................  -1,286,906      83,687       7,348
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................      16,066     -12,836      -1,127
    Decrease (Increase) in current assets ......................     -89,711      88,186       7,743
    Decrease (increase) in account receivables, net ............     183,860     117,254      10,296
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................   1,079,964     648,329      56,929
  Resources generated by continued operating  ..................     -96,727     924,620      81,190
  Assets and liabilities discontinued ..........................    -339,295     -44,555      -3,912
  Resources generated by operating activities ..................    -436,022     880,065      77,277
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............     -78,659    -911,446     -80,033
  Net resources generated from financing activities ............     -78,659    -911,446     -80,033
INVESTMENT ACTIVITIES:
       Restricted cash..........................................    -162,812     162,470      14,266
       Acquisition of property, plant and equipment.............    -110,315    -100,425      -8,818
       Sale of property, plant and equipment....................     238,795      25,374       2,228
       Revenues from sale of discontinued operations ...........     955,780           0           0
       Increase in deferred assets .............................      19,232     -10,091        -886
  Net resources applied to investing activities ................     940,680      77,328       6,790
INCREASE IN CASH AND CASH EQUIVALENTS ..........................     425,999      45,947       4,035
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     246,452     672,451      59,047
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    672,451$    718,398US    63,082


* The exchange rate of 11.3884 was used for translation purposes.


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2004

                                           Thousands of Pesos                 Thousands of Dollars
                                              3Q          3Q                      3Q          3Q
                                             2003        2004        Var         2003        2004        Var

NET SALES ...............................$ 1,775,582$  2,083,087         17%     153,172     182,913         19%
COST OF SALES ...........................  1,526,137   1,767,849         16%     131,641     155,233         18%
     Gross profit........................    249,445     315,238         26%      21,531      27,680         29%

     Selling and Administrative expenses     160,143     180,865         13%      13,825      15,881         15%
     Operating income ...................     89,302     134,373         50%       7,706      11,799         53%
FINANCIAL EXPENSE:
Interest expense ........................    317,808     779,821        145%      27,462      68,475        149%
Interest income .........................     -8,790      -8,019         -9%        -755        -704         -7%
Exchange (gain) loss, net ...............    574,174    -129,139     N/A          49,623     -11,339     N/A
Gain on monetary position ...............   -100,164    -131,352         31%      -8,663     -11,533         33%
  Total financial expense ...............    783,028     511,311        -35%      67,667      44,899        -34%
OTHER INCOME (EXPENSES):
Other income (expense), net .............    -87,079     587,166     N/A          -7,505      51,558     N/A
  Total other income (expense) ..........    -87,079     587,166     N/A          -7,505      51,558     N/A
  Income (loss) before income and asset t   -780,805     210,228     N/A         -67,466      18,458     N/A
Provisions for income and asset taxes ...     99,770      76,138        -24%       8,622       6,685        -22%
Provision for deferred income taxes .....     61,752    -112,743     N/A           5,350      -9,899     N/A
  Net income after taxes ................   -942,327     246,833     N/A         -81,438      21,672     N/A
Impairment ..............................          0           0   	   0           0           0   	       0
Discontinued operations .................     30,949     166,120        437%       2,677      14,586        445%
Net income before minority interest......$  -973,276$     80,713     N/A         -84,115       7,086     N/A
  Minority interest......................      7,564       1,344        -82%         654         119        -82%
  Majority net income....................$  -980,840$     79,369     N/A         -84,769       6,967     N/A


  Depreciation & amortization                 98,741     109,378         11%       8,519       9,604         13%
  EBITDA                                     188,043     243,751         30%      16,225      21,403         32%



CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF SEPTEMBER 30, 2004


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2003        2004        Var         2003        2004        Var

NET SALES ...............................$ 5,191,683$  5,692,604         10%     454,213     495,710          9%
COST OF SALES ...........................  4,453,225   4,927,950         11%     389,436     429,128         10%
     Gross profit........................    738,458     764,654          4%      64,777      66,582          3%

     Selling and Administrative expenses     463,418     470,588          2%      40,639      40,972          1%
     Operating income ...................    275,040     294,066          7%      24,138      25,610          6%
FINANCIAL EXPENSE:
Interest expense ........................    978,798   1,488,883         52%      86,125     129,838         51%
Interest income .........................    -20,984     -18,924        -10%      -1,804      -1,649         -9%
Exchange (gain) loss, net ...............    622,921     161,254        -74%      53,063      13,261        -75%
Gain on monetary position ...............   -204,705    -253,266         24%     -17,794     -22,272         25%
  Total financial expense ...............  1,376,030   1,377,947          0%     119,590     119,178          0%
OTHER INCOME (EXPENSES):
Other income (expense), net .............   -364,010     582,429     N/A         -32,358      51,188     N/A
  Total other income (expense) ..........   -364,010     582,429     N/A         -32,358      51,188     N/A
  Income (loss) before income and asset t  -1,465,00    -501,452        -66%    -127,810     -42,380        -67%
Provisions for income and asset taxes ...    146,272     117,919        -19%      12,665      10,298        -19%
Provision for deferred income taxes .....    -60,435    -322,686        434%      -5,470     -28,638        424%
  Net income after taxes ................  -1,550,837   -296,685        -81%    -135,005     -24,040        -82%
Impairment ..............................          0     521,392   	   0           0      46,932   	       0
Discontinued operations .................   -281,818     160,754       -157%     -24,686      14,086       -157%
Net income before minority interest......$ -1,269,01$   -978,831        -23%    -110,319     -85,058        -23%
  Minority interest......................      7,975      -7,195     N/A             690        -625     N/A
  Majority net income....................$ -1,276,99$   -971,636        -24%    -111,009     -84,433        -24%


  Depreciation & amortization                292,487     313,245          7%      25,616      27,278          6%
  EBITDA                                     567,527     607,311          7%      49,754      52,888          6%
